

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 24, 2008

<u>Via U.S. Mail</u>

Andrew C. Levy
Chief Financial Officer and Managing Director - Planning
Allegiant Travel Company
8360 South Durango Drive
Las Vegas, Nevada 89113

      Re: **Allegiant Travel Company**
              Form S-3
              Filed August 29, 2008
              File No. 333-153282

Dear Mr. Levy:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that we will not be in a position to declare your filing effective until you have satisfactorily replied to and we have cleared all outstanding comments on your Form 10-K for the fiscal year ended December 31, 2007.

2. Please confirm that at the time of filing any prospectus supplement any associated legal opinion will not contain inappropriate assumptions or limitations.

Item 16. Exhibits, page II-2

3. We note that the second and forth to last paragraphs in Exhibit 5.1 limit the extent to which persons other than the company may rely upon the opinion of Ellis Funk, P.C. Please delete these paragraphs as they include inappropriate limitations. Shareholders are entitled to rely on the legal opinion.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief – Legal

cc: Robert B. Goldberg, Esq.
        Ellis Funk, P.C.
        Fax: (404) 233-2800